THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 28, 2011

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

         In response to your letter of comments dated December 23, 2011, please be advised as follows:

General

1.           We have revised the disclosure to reflect that Starflick.com (the “Company”) is a start-up company.  We state that the only matters we have engaged in “are organizational matters, planning our website, developing our business plan, and the preparation and filing of this registration statement.”  As such, we believe we are not a “shell company”.  Because it is a start-up company, language that it has no operations has been deleted.   Accordingly, as set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”  Since the Company is engaged in organizational matters, planning its website, developing its business plan, and the prepared and filed of a registration statement, it is a “start-up company” and not a “shell company”; its activities constituting more than “nominal operations”. If the foregoing legal conclusion is incorrect, please advise me of such in writing and supply us with an explanation as to why the conclusion set forth above is incorrect.

Summary of Our Offering

Our Business

2.           The sentence has been revised to state it is a belief.

3.           The disclosure has been revised throughout.

The Offering

4.           The paragraphs have been moved.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
December 28, 2011
Page 2

Risk Factors

5.           Disclosure has been provided to reflect that the language is a belief.

Use of Proceeds

6.           The disclosure has been revised as requested.

7.           The disclosure has been revised to reflect that DVD production is part of post-production costs, consistent with the disclosure under DVD Production on former page 32.

8.           The disclosure has been revised.

9.           The disclosure has been revised to reflect that costs of exercising the options are included in the acquisition of the screen rights.

Management’s Discussion and Analysis or Plan of Operation

10.         The language has been clarified to reflect the company will not take action until it raises at least the minimum amount of the offering.

11.         The disclosure has been revised as requested.

12.         Management has reviewed the disclosure and decided not to proceed with the voting.  Accordingly, the disclosure has been deleted.

13.         The disclosure has been revised to reflect costs of $7,000 to $10,000 and three months.

14.         The disclosure has been deleted.

Certain Transactions

15.         The date has been revised to September 30, 2011.

Other

16.         The financial statements are not stale dated and accordingly have not been updated.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
December 28, 2011
Page 3

    17.         A new consent has not been provided since the old consent is not more than 30 days old and no changes were made to the financial statements.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com